RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2013

(Unaudited)

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, in thousands)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$51,105	$50,789
Temporary investments (note 4)	96,265	120,491
Marketable securities (note 5)	581	712
Accounts receivable	1,889	1,980
Prepaid expenses and supplier advances	1,238	543
	151,078	174,516
Restricted cash and deposits (note 6)	7,430	7,398
Property, plant and equipment (note 7)	54,425	44,516
Exploration and evaluation assets (note 8)	265,147	253,542
	$478,080	$479,972

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	$15,172	$16,673
Current portion of finance lease obligation (note 10)	245	237
	15,417	16,910

Non-current liabilities
Deferred income taxes	138	186
Finance lease obligation (note 10)	139	203
Provision for closure and reclamation (note 11)	3,344	3,357
	19,038	20,656

Equity
Share capital (note 12)	522,347	520,917
Share-based payment reserve	23,473	23,472
Accumulated other comprehensive loss	(276)	(184)
Deficit	(86,502)	(84,889)
	459,042	459,316
	$478,080	$479,972

See accompanying notes to the consolidated financial statements
Commitments and Contingency (note 16)

Approved by the Board of Directors and authorized for issue on May 9, 2013.

(Signed) “David Adamson”	(Signed) “Julian Kemp”
David Adamson, Director	Julian Kemp, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss (Unaudited)
(in Canadian dollars, in thousands except for share data)

	For the three months ended March 31
	2013	2012
Expenses
Consulting and professional fees	$436	$140
Depreciation	19	18
General and administrative (note 14)	477	357
Investor relations (note 15)	209	173
Salaries and benefits	823	658
Share-based compensation (note 12)	388	801
Loss before other items	(2,352)	(2,147)
Interest and other income	586	242
Foreign exchange loss	(1)	(3)
Option payments received in excess of property costs	112	375
Loss on sale of investments	(7)	(1)
Loss before income taxes	(1,662)	(1,534)
Deferred income tax recovery (expense)	49	(40)
Net loss for the period	$(1,613)	$(1,574)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment, net of tax, on available for sale financial instruments:
Marketable securities and other investments	(93)	351
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	1	1
Other comprehensive (loss) income for the period	(92)	352
Comprehensive loss	$(1,705)	$(1,222)
Basic and diluted loss per common share	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	288,163,121	254,831,867

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
(in Canadian dollars, in thousands except share data)

	Number of shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total Equity
Balance – January 1, 2012	237,954,669	$327,311	$17,098	$(1,146)	$(74,522)	$268,741
Public offering	49,000,000	200,900	-	-	-	200,900
Public offering – share issuance costs	-	(9,163)	-	-	-	(9,163)
Exercise of options	225,000	197	-	-	-	197
Transfer to share capital on exercise of options	-	173	(173)	-	-	-
Share-based payments – administration	-	-	876	-	-	876
Share-based payments – property	-	-	870	-	-	870
Share issue obligation	-	-	230	-	-	230
Unrealized net gain on available-for-sale investments	-	-	-	351	-	351
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-	-	-	1	-	1
Net loss for the three months	-	-	-	-	(1,574)	(1,574)
Balance, March 31, 2012	287,179,669	$519,418	$18,901	$(794)	$(76,096)	$461,429

	Number of shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total Equity
Balance – January 1, 2013	287,605,982	$520,917	$23,472	$(184)	$(84,889)	$459,316
Exercise of options	862,500	922	-	-	-	922
Transfer to share capital on exercise of options	-	508	(508)	-	-	-
Share-based payments – administration	-	-	358	-	-	358
Share-based payments – property	-	-	67	-	-	67
Share issue obligation	-	-	84	-	-	84
Unrealized net loss on available-for-sale investments	-	-	-	(91)	-	(91)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-	-	-	(1)	-	(1)
Net loss for the three months	-	-	-	-	(1,613)	(1,613)
Balance, March 31, 2013	288,468,482	$522,347	$23,473	$(276)	$(86,502)	$459,042

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
(in Canadian dollars,  in thousands)

	For the three months ended March 31
	2013	2012
Operating activities
Net loss for the period	$(1,613)	$(1,574)
Items not involving cash:
Accretion	15	10
Depreciation	19	18
Share-based compensation	388	801
Loss on sale of investment	7	1
Interest and other income	(581)	(239)
Option receipts in excess of property costs	(42)	(378)
Other gains and losses	1	2
Deferred income tax	(49)	40
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(603)	(611)
Accounts payable and accrued liabilities	(1,440)	559
Cash used in operating activities	(3,898)	(1,371)
Interest received	199	259
Net cash used in operating activities	(3,699)	(1,112)

Investing activities
Temporary investments	24,576	(38,985)
Expenditures on exploration and evaluation	(11,097)	(12,910)
Expenditures on property, plant and equipment	(10,406)	(2,703)
Proceeds on sale of marketable securities	76	3,716
Net cash from (used in) investing activities	3,149	(50,882)

Financing activities
Issuance of common shares, net of issue costs	922	191,934
Repayment of finance lease obligation	(56)	-
Net cash from financing activities	866	191,934

Increase in cash and cash equivalents	316	139,940
Cash and cash equivalents, beginning of the period	50,789	65,870
Cash and cash equivalents, end of the period	$51,105	$205,810

See Supplemental cash flow and non-cash activities (note 17)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)
1)	NATURE OF OPERATIONS

Rubicon Minerals Corporation (“Rubicon” or “the Company”) is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company’s key asset is the Phoenix Gold Project in Red Lake, Ontario, Canada. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2)	BASIS OF PRESENTATION

a)	Statement of compliance

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).  Accordingly, these interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2012 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2012 financial statements.

b)	New Accounting Standards, Interpretations and Amendments

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013.  These Changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

2)	BASIS OF PRESENTATION (continued)

c)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at March 31, 2013.

The most significant judgment made by management in preparing the Company’s financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

3)	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments recognized at fair value consist of marketable securities having a fair value of $581 (2012 - $712) and were measured in accordance with Level 1 of the above hierarchy.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

3)	FINANCIAL INSTRUMENTS (continued)

The carrying value of cash, guaranteed investment certificates, accounts receivable and accounts payable approximate fair value.

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalents amounting to approximately $43,159 (December 31, 2012 - $43,983).  These cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

The Company also has exposure on temporary investments amounting to $96,265 (December 31, 2012 - $120,491). These investments are comprised of bank guaranteed investment certificates which are guaranteed by major Canadian banks or by a provincial government. As the Company’s policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at March 31 31, 2013 amounted to $3 (December 31, 2012 - $21).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk relates only to US dollar cash balances and as these were minimal for most of the year, this risk is minimal.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the March 31, 2013 balance of cash and temporary investments, over a year, would result in a change to net income of approximately $1,473.

4)	TEMPORARY INVESTMENTS

Temporary investments consist of guaranteed investment certificates with an original maturity of greater than 90 days, maturing at various dates in 2013, with an aggregate carrying value and market value of $96,265 at March 31, 2013 (December 31, 2012 - $120,491) and effective interest rates between 1.25% and 1.90%.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

5)	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $581 at March 31, 2013 (December 31, 2012 - $712).

6)	RESTRICTED CASH AND DEPOSITS

Restricted cash of $4,322 at March 31, 2013 (December 31, 2012 - $4,290) consists of temporary investments deposited during 2012 as security for a letter of credit relating to mill equipment purchases and other credit facilities.   Deposits consist of $3,108 at March 31, 2013 (December 31, 2012 - $3,108) which are held with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

7)	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets Under Construction	Office Equipment	Mine-site Equipment	Mine-site Buildings	Total
Cost
Balance, January 1, 2012	$1,521	$1,133	$15,690	$714	$19,058
Additions	23,680	257	1,140	3,231	28,308
Transfers	(3,241)	-	1,878	1,363	-
Disposals	-	(3)	(138)	-	(141)
Balance, December 31, 2012	21,960	1,387	18,570	5,308	47,225
Additions	9,479	58	593	217	10,347
Transfers	(720)	150	61	509	-
Disposals	-	(2)	-	-	(2)
Balance, March 31, 2013	$30,719	$1,593	$19,224	$6,034	$57,570

Accumulated Depreciation
Balance, January 1, 2012	$-	$593	$528	$90	$1,211
Depreciation for the period	-	264	824	476	1,564
Disposals	-	(1)	(65)	-	(66)
Balance, December 31, 2012	-	856	1,287	566	2,709
Depreciation for the period	-	63	226	148	437
Disposals	-	(1)	-	-	(1)
Balance, March 31, 2013	$-	$918	$1,513	$714	$3,145

Carrying amounts
December 31, 2012	$21,960	$532	$17,283	$4,742	$44,516
March 31, 2013	$30,719	$675	$17,711	$5,320	$54,425

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

8)	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Red Lake Ontario	Other Red Lake Properties Ontario	Alaska Properties USA	Nevada Properties USA	Total
Balance, January 1, 2012	$172,720	$8,754	$-	$7,117	$188,591
Costs incurred in the period	64,890	61	-	-	64,951
Balance, December 31, 2012	237,610	8,815	-	7,117	253,542
Costs incurred in the period	11,595	10	-	-	11,605
Balance, March 31, 2013	$249,205	$8,825	$-	$7,117	$265,147

9)	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2013	December 31, 2012
Trade payables	$5,063	$3,858
Construction holdback	1,656	2,157
Payables to related party	400	100
Compensation payable	1,073	1,923
Accrued liabilities	6,980	8,630
Other	-	5
	$15,172	$16,673

10)	FINANCE LEASE OBLIGATION

The Company has entered into a finance lease transaction with respect to several temporary buildings on the mine-site. The lease has a twenty-two month term, carries an incremental borrowing rate of 13%, and allows the Company to purchase the assets at the end of the term for $50.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$281	$144	$425
Less amount representing interest	(36)	(5)	(41)
	$245	$139	$384

11)	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $3,344 (December 31, 2012 - $3,357).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

11)	PROVISION FOR CLOSURE AND RECLAMATION (continued)

The estimated closure costs of the Phoenix Gold project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 14 years from March 31, 2013, and then discounted back to the period end using an estimate of the Company’s risk free rate of 1.83%. Accretion of the discount during the period was recorded to interest expense. The revision to the value of the future liability, amounting to a reduction of $28 (December 31, 2012 – increase of $1,397), was recognized at the period end with an offsetting amount added to exploration and evaluation assets. The decrease in the estimated closure and reclamation costs are mostly due to changes in interest and inflation rates used to estimate the costs.

Changes to this provision during the period are summarized as follows:

Balance January 1, 2012	$1,923
Accretion	37
Revision of estimate	1,397
Balance December 31, 2012	3,357
Accretion	15
Revision of estimate	(28)
Balance, March 31, 2013	$3,344

12)	SHARE CAPITAL

a)	Stock options

The following is a summary of the changes in the Company’s outstanding stock options:

	Three Months Ended March 31, 2013		Year Ended December 31, 2012
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	13,815,826	3.87		9,895,996		3.84
Granted	445,000	2.41		5,272,230		3.61
Exercised(1)	(862,500)	1.07		(572,500)		1.50
Converted to stock options	(30,000)	2.94		(779,900)		4.78
Outstanding, end of the period	13,368,326	3.93		13,815,826		3.80
Exercisable, end of the period	12,043,326	4.06		9,725,211		3.87

(1)	The weighted average share price at the time of exercise was $2.31 (2012 - $3.33).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

12)	SHARE CAPITAL (continued)

The following is a summary of the Company’s outstanding stock options:

Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		Years
$0.76 – $1.04	145,000		1.00	0.08
$1.31 - $1.46	1,840,000		1.31	0.75
$1.89 - $3.63	2,845,000		2.85	3.78
$3.96 - $4.53	3,538,230		4.02	3.30
$5.22	2,310,000		5.22	1.79
$5.80	2,690,096		5.80	2.54
	13,368,326		3.93	2.60

The fair value of stock options granted during the period, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Weighted average share price	$2.41	$3.98
Weighted average exercise price	$2.41	$3.98
Risk-free interest rate	1.1%	1.1%
Expected life	3.0 Years	3.4 Years
Expected volatility	56.4%	59.7%
Expected dividend yield	nil	nil

During the three months ended March 31, 2013, the Company recorded share-based payments expense of $425 (March 31, 2012 - $1,653), of which $67 (March 31, 2012 - $852) related to exploration and evaluation activities.  The fair value of each option is accounted for over the vesting period of the options and the related credit is included in share-based payment reserve.

b)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Three Months Ended March 31, 2013		Year Ended December 31, 2012
	Number of SARS	Weighted Average Exercise Price	Number of SARS		Weighted Average Exercise Price
			$		$
Balance, beginning of the period	400,000	3.71		290,000		4.09
Granted	-	-		200,000		3.23
Exercised	-	-		(50,000)		3.88
Converted to stock options	-	-		(40,000)		3.88
Outstanding, end of the period	400,000	3.71		400,000		3.71
Exercisable, end of the period	300,000	3.86		200,000		4.18

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

12)	SHARE CAPITAL (continued)

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At March 31, 2013, the total liability outstanding for SARs calculated using the Black-Scholes formula was $306 (December 31, 2012 - $276).

13)	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2013, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $300 (March 31, 2012 - $650).  The fees are recorded within professional expenses in these financial statements. As at March 31, 2013, this law firm was owed $400 (December 31, 2012 - $100).

14)	GENERAL AND ADMINISTRATIVE

	March 31, 2013	March 31, 2012
Insurance	$103	$106
Office and rent	113	91
Transfer agent and regulatory filing fees	98	106
Travel and accommodation	158	51
Other	5	3
	$477	$357

15)	INVESTOR RELATIONS

	March 31, 2013	March 31, 2012
Salaries and benefits	$92	$97
Travel and accommodation	22	23
Shareholder communication	69	10
Other	26	43
	$209	$173

16)	COMMITMENTS AND CONTINGENCY

(a)
At March 31, 2013, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of mill equipment and to further develop the Company’s Phoenix Gold project:

	March 31, 2013	December 31, 2012
Less than 1 year	$7,928	$12,049
Between 1 and 3 years	29	73
	$7,957	$12,122

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2013
(in Canadian dollars, in thousands except for share data)

16)	COMMITMENTS AND CONTINGENCY (continued)

(c)
On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult.  The Company intends to vigorously defend its consultation record and oppose the petition which it believes to be without merit.

17)	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	March 31, 2013	December 31, 2012
Cash	$7,946	$6,806
Bank guaranteed investment certificates and high interest savings accounts	43,159	43,983
	$51,105	$50,789

The Company has excluded from its investing cash flows change in accounts payable relating to exploration and evaluation expenditures of $2,817 (March 31, 2012 - $9,702) and property, plant and equipment expenditures of $4,139 (March 31, 2012 - $1,097). Other non-cash investments included $67 (March 31, 2012 - $876) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $419 (March 31, 2012 - $281) recorded in exploration and evaluation expenditures for depreciation.

18)	PRESENTATION

The Company has reclassified certain balances to conform to the presentation adopted in the current year.